October 4 2017	TSX-V - GIGA

Giga Stock Options Granted

(VANCOUVER, BC) - Giga Metals Corporation (the “Company”), trading symbol - GIGA – today announces that pursuant to its Stock Option Plan, approved by the TSX Venture Exchange, the Company will be granting 450,000 stock options to certain Consultants, Directors and Advisory Board Members, exercisable at $0.40 per share, expiring October 4, 2022.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
GIGA METALS CORPORATION
Tel: 604 681 2300

Neither the TSX Venture Exchange nor its’ Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of accuracy of this news release.

Suite 203, 700 West Pender Street, Vancouver, BC V6C 1G8
Tel: 604 681 2300